CM

14047136

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 27 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57TH COURT, SUITE 420
(No. and Street)

SOUTH MIAMI (City) FL (State) 33143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TED BENGHIAT (305) 669-5177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DE LEON & COMPANY P.A.
(Name – if individual, state last, first, middle name)

510 NW 159TH LANE (Address) PEMBROKE PINES (City) FL (State) 33028 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, TED BENGHIAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

FINOP
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of ICD Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ICD Securities, Inc. (The Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICD Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1a, 1b, and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1a, 1b, and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1a, 1b, and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

De Leon & Company, P. A.

Pembroke Pines, Florida

February 25, 2014

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2013

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial statements	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6-8
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commision ("SEC")	
Schedule 1a - Computation of net capital and aggregate indebtedness under rule 15c3-1	9
Schedule 1b – Reconciliation of the computation of net capital under rule 15c3-1	10
Schedule 2 – Computation for determination of reserve requirements and information relating to possession or control requirements under rule 15c3-3	11

Independent Auditors' Report

To the Board of Directors and Stockholders
ICD Securities, Inc.
Miami, FL

We have audited the accompanying statement of financial condition of ICS Securities, Inc. (the "Company" – an S Corporation) as of December 31, 2013 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

ICD SECURITIES, INC.

BALANCE SHEET
DECEMBER 31, 2013

ASSETS

Cash	$ 101,654
Accounts receivable from clearing broker/dealer	70,302
Other receivables	4,290
Prepaid expenses	4,493
Due from related parties	302
Clearing broker/dealer deposit	15,000
Total Assets	$ 196,041

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 28,707
Referral fees payable	5,499
Accrued expenses	34,931
Note payable	25,000
Due to related parties	11,028
Total Liabilities	105,165
Stockholders' Equity	
Common stock, $0.10 par value, 1,000 shares authorized, 960 shares issued and outstanding	100
Additional paid-in capital	71,900
Retained earnings	68,876
	140,876
Less Treasury Stock	(50,000)
Total Stockholders' Equity	90,876
Total Liabilities and Stockholders' Equity	$ 196,041

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues	
Commissions and fees	$ 1,715,842
Interest and other	5,279
Total revenues	1,721,121
Expenses	
Administrative fees	1,000
Clearing and underwriting fees	95,138
Commissions	495,404
Dues and subscriptions	125,291
Insurance	1,682
FINRA fees	13,423
Office expenses	4,946
Other general and administrative expenses	4,579
Professional fees	44,702
Referral fees	696,092
Rent	48,000
Salaries and related costs	140,066
Total expenses	1,669,323
Net income	$ 51,798

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Shares		Additional Paid In Capital	Retained Earnings	Treasury Stock	Total
	Number	Amount				
Balances, Dec 31, 2012	1,000	$ 100	$ 71,900	$ 17,078	$ -	$ 89,078
Net Income for 2013				51,798		51,798
Treasury Stock	(40)	-			(50,000)	(50,000)
Balances, Dec 31, 2013	960	$ 100	$ 71,900	$ 68,876	$ (50,000)	$ 90,876

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities		
Net income	$	51,798
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable from clearing broker/dealer		57,237
Due from related parties		(302)
Other receivables		5,744
Prepaid expenses		757
Commissions payable		13,409
Due to related parties		7,028
Referral fees payable		(42,006)
Accrued expenses		7,616
Net cash provided by operating activities	$	101,281
Cash flows from financing activities		
Issuance of note payable		25,000
Acquisition of treasury stock		(50,000)
Net cash used in financing activities		$ (25,000)
Net increase in cash		76,281
Cash, beginning of year		25,373
Cash, end of year		$ 101,654

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1 – Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization – ICD Securities, Inc. (the "Company") was incorporated in November 2004 pursuant t the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of fixed income securities, such as Federal Deposit Insurance Corporation insured certificates of deposit, government securities, Federal National Mortgage Association Securities, and Federal Home Loan Mortgage Corporation Securities.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

The following is a summary of the Company's significant accounting policies:

Cash Equivalents – For the purposes of reporting the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable from Clearing Broker/Dealer – Accounts receivable is based on fees collected by the clearing broker/dealer on customer transactions initiated by the Company. The Company records an allowance for uncollectible accounts based upon periodic reviews and analyses of outstanding accounts receivable balances. Normal accounts receivable are due 5 days after the end of the months in which they are collected by the clearing broker/dealer. Accounts receivables due more than 5 days are considered delinquent. Accounts receivable are charged to expense when they are deemed to be uncollectible. Recoveries of bad debts previously written-off are recognized as income in the period in which the recoveries are made. Management made an analysis of its accounts receivable, and determined that an allowance for doubtful accounts was not necessary as of December 31, 2013.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal income taxes. The Company's income tax returns for years 2009-2012 remain subject to examination by various taxing authorities.

Revenues – Commission and fee revenue are recognized as the related security transactions occur. Security transactions are recorded on a trade-date basis.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1 – Nature of Organization and Summary of Significant Accounting Policies (Continued)

Expenses – Clearing and underwriting fees, commissions, and referral fees are accrued on a trade-date basis as the security transactions to which they relate occur.

Fair Value Measurement – The carrying amounts of assets and liabilities approximates fair value because of the short term nature of these instruments.

Clearing Broker/Dealer Deposit – Deposits with clearing organizations consist of cash which has been placed with the Company's clearing broker/dealer in the normal course of business.

Note 2 – Related Party Transactions

Accrued Expenses – Accrued expenses includes rent of $4,000 due to entities related to the Company by common ownership. The Company pays rent for office space under the terms of a month-to-month lease at a monthly amount agreed to by the parties. Total rent charged to expense for the year under the terms of the lease was $48,000.

The Company pays for general and administrative services and the use of property and equipment at a monthly amount agreed to by the parties. Total administrative fees charged to expense for the year was $1,000.

The Company also pays commissions to a related party at a monthly amount agreed to by the parties. Total commission fees charged to expense for the year was $9,350.

Referral Fees Payable – Referral fees payable include $11,028 due to entities related by common ownership. Total referral fees charged to expense for the year to related parties was $576,860.

Note 3 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 4 – Common Stock

Common stock is comprised of fully participating shares. Holders of common stock are entitled to one vote per share. During the year, the Company acquired 40 shares of its stock for $50,000 from a former shareholder, which has been reflected as treasury stock.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 5 –Regulatory Requirements

Net Capital Requirement – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and that the ration of "aggregate indebtedness" to "net capital", as defined, shall not exceed 15 to 1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirements requires otherwise. The Company is also required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as defined. At December 31, 2013, the Company had excess net capital of $79,575. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 1.21 to 1.

Reserve Requirement – The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 (reserve requirement for brokers and dealers) in that Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through a clearing broker-dealer.

Note 6 – Litigation

From time to time, the Company may be involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. As of ______________, the Company is not involved in any legal proceedings and is not aware of any pending or potential claims.

ICD SECURITIES, INC.

SCHEDULE 1a-COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
DECEMBER 31, 2013

Net Capital	
Total stockholders' equity	$ 90,876
Default stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	$ 90,876
Aggregate Indebtedness	
Items included in the balance sheet:	
Accounts payable and accrued expenses	$ 105,165
Total aggregate indebtedness	$ 105,165
Computation of Basic Net Capital Requirement	
A – Minimum net capital required 6 2/3% of aggregate indebtedness	$ 7,011
B – Minimum dollar net capital requirement	$ 5,000
Net capital required (higher of A or B above)	$ 7,011
Excess Net Capital	$ 83,865
Excess Net Capital at 1,000 percent	$
Ratio: Aggregate Indebtedness to Net Capital	1.16 to 1

ICD SECURITIES, INC.

SCHEDULE 1b-RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2013

Net capital, as reported on Part II of the Focus Report (unaudited)	$ 90,876
Adjustments	
Commissions payable	0
Total adjustments	0
Net Capital Reported on Schedule 1a – Computation of Net Capital	$ 90,876

ICD SECURITIES, INC.

SCHEDULE 2- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORAMTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-1
DECEMBER 31, 2013

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule. This is because the Company does not serve as fiduciary for the safekeeping of these assets – which are done through its agent or agents.